Exhibit 99.1

                               [GRAPHIC OMITTED]
                             Fresenius Medical Care

Investor News



                                           Fresenius Medical Care AG & Co. KGaA
                                           Investor Relations
                                           Else-Kroner-Str. 1
                                           D-61352 Bad Homburg

                                           Contact:

                                           Oliver Maier
                                           ------------
                                           Phone:    + 49 6172 609 2601
                                           Fax:      + 49 6172 609 2301
                                           E-mail:   ir@fmc-ag.com

                                           North America:
                                           Heinz Schmidt
                                           -------------
                                           Phone:    +  1 781 402 9000
                                                            Ext.: 4518
                                           Fax:      +  1 781 402 9741
                                           E-mail:   ir@fmc-ag.com

                                           Internet: http://www.fmc-ag.com
                                                     ---------------------


                                                                  April 07, 2006


           Fresenius Medical Care Completes Divestiture of Facilities in Connection with Renal Care Group Acquisition

Bad Homburg, Germany - Fresenius Medical Care AG & Co. KGaA (Frankfurt Stock
Exchange: FME, FME3) (NYSE: FMS, FMS-p), the world's largest provider of dialysis products and services, today announced that its subsidiaries, Fresenius Medical Care Holdings, Inc. and Renal Care Group, Inc., completed the sale of 96 freestanding renal dialysis centers to a wholly-owned subsidiary of DSI Holding Company, Inc ("DSI"), including centers divested pursuant to a consent agreement with the Federal Trade Commission ("FTC"). An additional 9 centers located in Illinois will be sold upon receipt of Illinois regulatory approval, which is expected in the second quarter of 2006. The sale was made pursuant to an agreement to sell a total of 105 centers. Fresenius Medical Care will receive aggregate cash consideration of approximately $511 million for all of the centers being divested, subject to post-closing adjustments.



Fresenius Medical Care AG & Co. KGaA, April 07, 2006                      1 of 2
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Fresenius Medical Care is the world's largest, integrated provider of products and services for individuals undergoing dialysis because of chronic kidney failure, a condition that affects more than 1,400,000 individuals worldwide. Through its network of approximately 2,000 dialysis clinics in North America, Europe, Latin America, Asia-Pacific and Africa, Fresenius Medical Care provides dialysis treatment to approximately 157,000 patients around the globe. Fresenius Medical Care is also the world's leading provider of dialysis products such as hemodialysis machines, dialyzers and related disposable products.

For more information about Fresenius Medical Care visit the Company's website at www.fmc-ag.com.


DSI is a healthcare services company based in Nashville, Tennessee. DSI is in the business of acquiring, developing and operating kidney dialysis treatment clinics, hospitals and acute care centers. DSI aims to work with physicians to provide the best patient care possible and to improve the quality of life for patients, patients' families, and employees. DSI is a portfolio company of Centre Partners, a leading middle market private equity firm with offices in New York City and Los Angeles. Centre Partners and its affiliates have invested over $3 billion of equity capital in more than 80 businesses since its inception in 1986. Centre Partners is currently investing through its fourth fund, which has committed capital of approximately $780 million.

Additional information about Centre Partners is available at www.centrepartners.com.


This release contains forward-looking statements that are subject to various risks and uncertainties. Actual results could differ materially from those described in these forward-looking statements due to certain factors, including changes in business, economic and competitive conditions, regulatory reforms, foreign exchange rate fluctuations, uncertainties in litigation or investigative proceedings, and the availability of financing. These and other risks and uncertainties are detailed in Fresenius Medical Care AG & Co. KGaA's reports filed with the U.S. Securities and Exchange Commission. Fresenius Medical Care AG & Co. KGaA does not undertake any responsibility to update the forward-looking statements in this release.



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